
GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700


03029472

DGP

11 August 2003


SEC MAIL PROCESSING
RECEIVED
AUG 2 0 2003
WASH. D.C. 155 SECTION

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

New GKN PLC

SUPPL

Dear Sirs

INTERIM REPORT

In accordance with paragraph 9.31 of the Listing Rules, I enclose two copies of the 2003 Interim Report of GKN plc which is being despatched to shareholders tomorrow.

As previously discussed with your office, I understand that the Interim Report will not be made available through the document viewing facility as it is essentially the same document as the interim results announcement released on 7 August.

Yours faithfully

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Enc.

cc: Mr. R. Constant, Cazenove & Co Limited
Mr. H. Glyn Davies, UBS Limited
The United States Securities and Exchange Commission - Exemption File 82-5204

GKN INTERIM REPORT/2003/COR/08-11-l-ukla re-int report filing

GKN plc

21st Century Global Leadership in:


Driveline


Powder Metallurgy


Aerospace Composites


Helicopters



Detail of a constant velocity jointed (cvj) halfshaft used in a front-wheel drive car. GKN is the world's No. 1 supplier of cvj halfshafts to the automotive industry with a 43% global market share.

Driveline

Geared component produced through the processes and materials of powder metallurgy. GKN is the world's No. 1 supplier of powder metal components.

Powder Metallurgy

Jet engine thrust reverser component produced in composite material. GKN is the world's No. 1 independent supplier of advanced composite structures for the world's aerospace industry.

Aerospace Composites

Tail rotor assembly for the EH101 helicopter. The EH101 is the flagship product of AgustaWestland, the world's No. 1 helicopter manufacturer and a 50:50 joint venture between GKN and Finmeccanica of Italy.

Helicopters

FINANCIAL ACHIEVEMENTS

	First half 2003	First half 2002	Increase/ (decrease)
Sales	**£2,332m**	£2,246m	4%
Operating profit	**£142m**	£105m	35%
Profit before tax	**£113m**	£80m	41%
Earnings per share	**9.6p**	5.8p	66%
Results before goodwill amortisation and exceptional items			
Operating profit	**£160m**	£161m	(1)%
Profit before tax	**£131m**	£136m	(4)%
Earnings per share	**12.0p**	12.6p	(5)%
Net borrowings	**£933m**	£1,004m	n/a
Interim dividend per share	**3.8p**	3.7p	2.7%

Results before goodwill amortisation and exceptional items are presented in the above table to show the underlying performance of the Group.

BUSINESS HIGHLIGHTS

- A resilient performance in a challenging environment
- Operating profits above expectations and broadly level with last year
- Driveline sales increase in difficult markets
- Powder Metallurgy recovery continues
- EH101 breaks into Japanese defence market
- Acquisition of Pilkington Aerospace makes GKN No. 1 in military transparencies market
- Interim dividend increased in line with inflation

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT

GKN delivered a resilient performance in the first six months of 2003. Underlying operating results were broadly similar to the same period last year despite weaker conditions in major automotive markets and continuing low levels of activity in civil aerospace.

In Automotive, GKN Driveline with its market leadership and global presence was able to counter reduced demand in its largest markets with higher like for like sales and only slightly reduced profits. Powder Metallurgy continued its improvement, although the pace of recovery was considerably slowed by reduced demand in North America. OffHighway suffered from deterioration in European markets, whilst AutoComponents was essentially level with last year. Aerospace in total improved year on year, even allowing for the £11 million one-off cost of restructuring in AgustaWestland taken last year. In Aerospace Services, military aerospace markets remained strong and offset considerable weakness in civil markets. The timing of Apache deliveries contributed to a strong first half by AgustaWestland.

Overall profits before tax, goodwill amortisation and exceptional items ended slightly below the first half of last year after an £11 million charge arising from the deficit in the UK pension scheme (2002 – £3 million) and slightly higher interest costs, both being in line with previous forecasts.

Results

The financial statements for the period are shown on pages 6 to 14. Within this report, in addition to the statutory measures of earnings, we have included references to profit and earnings before goodwill amortisation and exceptional items since we believe this shows most clearly the underlying performance of the Group.

Further, in the segmental analysis we have shown separately the element of pension costs which relates to the deficit in the UK pension scheme so that trends in current business activity can be more clearly identified. Most of this additional cost relates to businesses which are no longer part of the Group. More details of post-retirement costs are given later in this report.

Sales and profit

Sales for the period of £2.33 billion compared with £2.25 billion in the same period last year, an increase of 4%. Operating profit before goodwill amortisation and exceptional items of £160 million was similar to last year (£161 million). Profit before tax, goodwill amortisation and exceptional items was £131 million, £5 million (4%) lower than the first half of last year. On a statutory basis (which is after charging goodwill amortisation and exceptional items), operating profit increased by £37 million (35%) to £142 million and profit before tax by £33 million (41%) to £113 million.

There were no exceptional charges in the period.

The impact of exchange rates on the translation of overseas sales was a £10 million reduction, reflecting declines largely from the Americas, partially offset by gains from Eurozone countries. In contrast, the impact on profit from translation was £3 million positive, due to the higher percentage of profits originating from Continental Europe. However, overall the currency impact on profits was slightly negative due to the transactional effect of sales from Europe priced in US dollars.

There were no acquisitions in the period although comparisons with last year need to allow for those made in 2002 which, net of disposals, added £50 million to sales and £2 million to profits. This arose largely from the contribution by Tochigi Fuji Sangyo (TFS), in which we purchased a 33% stake in March 2002. TFS's results are consolidated three months in arrears so made no contribution to last year's first half results.

Interest

As anticipated, interest costs in the period rose by £4 million to £29 million. This was due partly to the increased rates payable on bonds issued during 2002 to improve the maturity profile of the Group's debt and partly to the Group adopting a lower level of currency hedging of its overseas balance sheet. A small benefit compared to last year's first half was obtained from reductions in short-term interest rates. Recent changes in UK interest rates will have only limited benefits in the rest of the year because some 60% of Group borrowings are at fixed long-term rates of interest which are at historically attractive levels. The additional interest costs incurred in the first half of the year are therefore expected to continue for the remainder of the year.

Taxation

The tax charge for the period including a charge for deferred tax, was £42 million representing 32% of profit before tax, goodwill amortisation and exceptional items compared with 30% in 2002 as a whole. The increase was largely due to a reduction in credits arising from the settlement of prior year tax liabilities and the higher rate is expected to apply for the full year. There may, however, be some favourable impact from the satisfactory resolution of outstanding tax issues.

Earnings

Earnings per share before goodwill amortisation and exceptional items at 12.0p were 5% lower than the first half of last year, due to lower profits and a higher rate of tax. On a statutory basis, earnings per share at 9.6p were 66% higher since there were no exceptional charges in the period (2002 – £37 million).

Dividends

The Board has decided to pay an interim dividend of 3.8p per share which represents an increase of 2.7% over the 2002 interim dividend.

The interim dividend will be paid on 30 September 2003 to shareholders on the register at 15 August 2003. Shareholders may choose to use the Dividend Reinvestment Plan (DRIP) to reinvest the interim dividend. The closing date for receipt of new DRIP mandates is 16 September 2003.

Cash flow and borrowings

Operating cash flow after capital expenditure was £32 million compared with £49 million in the first half of 2002 and was after cash expenditure relating to last year's exceptional reorganisation costs of £8 million (first half 2002 – £29 million).

Capital expenditure of £81 million (first half 2002 – £100 million) was 0.9 times depreciation (first half 2002 – 1.1 times). Capital expenditure continues to be managed closely, and, being largely in direct support of new customer programmes, is subject to fluctuations in timing. Higher second half expenditure is likely to take the ratio for the full year nearer to 1.1 times depreciation, a reduction from the level of 1.2 times for 2002 as a whole.

During the period there was a substantial increase in contributions to the UK pension fund which totalled £27 million compared to £10 million in the same period last year. The level of contribution in the first half is expected to be repeated in the second half.

Net borrowings at 28 June 2003 totalled £933 million. The increase of £99 million from the £834 million position at the end of last year reflects the normal seasonal working capital increase in June and the period end figure shows a £71 million reduction from the £1,004 million level at 29 June 2002.

Post-retirement costs

Pensions and other post-retirement costs continue to be accounted for under SSAP 24. However a valuation under FRS 17 has also been prepared as at 28 June 2003 and the result is shown at note 7 to the financial statements.

UK pension scheme

Valuation and funding During 2002 three UK pension schemes were merged into one and a valuation of that scheme is being carried out as at 5 April 2003. Although this has not been completely finalised, the preliminary results indicate that due to the substantial fall in asset values over the preceding three years, the aggregate funding on the Minimum Funding Requirement (MFR) basis had fallen to 90% and on the more conservative on-going funding basis had fallen to 69%. As a consequence, the Group's annual cash contribution to the scheme is being increased to £53 million, in line with the guidance we gave earlier this year. Of this amount, some £13 million relates to the ongoing contribution for current working members of the scheme with £40 million being in respect of deficit funding. This level of deficit funding will be subject to annual review.

Profit and loss account The new valuation will be adopted from 1 July 2003 and results in a full year profit and loss account charge for the UK pension scheme under SSAP 24 of £33 million in 2003 (2002 – £17 million) rising to approximately £50 million in 2004 as the full-year impact is felt. The charge made in the first half of 2003 was £17 million (first half 2002 – £8 million).

FRS 17 A full valuation was carried out under FRS 17 at 28 June 2003 and the results and assumptions used are detailed in note 7. For the UK scheme the major difference since December 2002 is the reduction of 0.25 percentage points in the long-term discount rate which results in an increase in the liabilities of the scheme. Thus, although the market value of scheme assets has increased slightly the overall deficit has also increased. The liabilities assumed under FRS 17 are extremely sensitive to changes in long-term interest rates with a 1% rise or fall in long-term interest rates respectively decreasing or increasing liabilities by some £300 million.

The gross deficit in the UK at the end of June was £622 million (December 2002 – £551 million). After taking deferred tax into account the net deficit was £486 million (December 2002 – £415 million).

FRS 17 – total Group

Details of all Group post-retirement obligations are shown in note 7. There was a net, after tax, deficit of £779 million (December 2002 – £684 million) which, after taking account of sums already provided in the consolidated balance sheet, would result in a net reduction in shareholders' equity of £622 million (December 2002 – £527 million) if FRS 17 were to be adopted.

CHAIRMAN'S AND CHIEF EXECUTIVE'S STATEMENT CONTINUED

Automotive Operating profit £109 million (2002 – £115 million)
The major automotive markets of North America and Western Europe were weaker than in the same period of 2002 with car and light vehicle production down by 4% and 2%, respectively. In both markets the falls occurred in the second quarter, with North America, in particular, sharply down by 9% year on year after a slight increase in the first quarter. Within North America, too, there were significant variations by manufacturer, with the 'Big Three', DaimlerChrysler, Ford and General Motors, all losing market share and car production falling disproportionately to trucks.

In Asia Pacific most markets were steady although the fast growing Chinese market increased production by 35% to 1.8 million vehicles. GKN's long standing joint ventures in China were able to take advantage of this surge in activity.

OffHighway markets proved disappointing with weak demand in both North America and Europe.

Against this background, our Automotive businesses again showed progress with sales of £1,564 million compared with £1,516 million in the first six months of 2002. Eliminating the adverse impact of currency (£7 million) and the positive contribution from 2002 acquisitions net of disposals (£45 million), sales were marginally ahead.

Operating profit (excluding deficit pension costs as noted above), however, was £6 million (5.2%) lower at £109 million. In comparison to the first half of 2002, the translational impact of currency was a net £3 million positive while 2002 acquisitions net of disposals contributed £1 million. Excluding these factors profit fell by 8.5%.

Within the Automotive businesses, **Driveline** sales in the period advanced to £981 million against £926 million last year. £50 million of the increase arose from the inclusion of the Group's 33% share of TFS which was acquired in 2002. The net effect of currency was negligible, with gains in Europe offset by reductions in the Americas. Eliminating these factors, underlying sales moved ahead by some 2%.

On a like for like basis sales in the Americas were unchanged notwithstanding a 4% decline in the USA because of the sharp drop in US car production, particularly at Ford and Chrysler. Driveline's Western European sales were also unchanged and in the Rest of the World sales increased by 15% due to Driveline's strong global presence in developing regions, particularly China which saw strong growth.

As a result of the sharp decline in US sales in the second quarter and some impact from higher steel prices, particularly in Brazil, Driveline Americas' underlying operating profits were down on last year although early management action ensured that the impact was constrained.

European operations were performing slightly ahead of expectations until impacted by the regional IG Metall strike in Germany during June. Although now resolved, the £3 million profit effect of this restricted Driveline's European underlying operating performance to a similar level to 2002.

The strong sales performance in Asia Pacific, including China, led to increased operating profit in the region.

Pricing pressures remain intense with customers increasingly sourcing on a global basis, reinforcing the continued drive for productivity improvements. During the period the division further reorganised the way in which it addresses the needs of its customers by the creation of a global organisation structure based on dedicated customer account teams and a worldwide network of manufacturing plants. This new structure allows us to deal confidently and responsively to the needs of the global market.

The Torque Systems Group, which was established last year to provide focus on the developing torque management market, became fully operational during the period. It is anticipated that, although still relatively small, in the medium to long term this market will grow significantly faster than the remainder of the overall driveline market. Our presence in it offers scope to significantly increase the GKN content per vehicle whilst enabling customers to reduce overall cost.

Powder Metallurgy sales were £318 million compared with £333 million a year earlier. Virtually all the reduction was the result of currency translation and the underlying unchanged sales level compared favourably to reduced market demand in North America and Western Europe. With over 60% of its sales in North America, the division remains very dependent on US automotive markets as well as the particular fortunes of the 'Big Three' which directly or indirectly account for some 70% of the division's sales. Markets for non-automotive products were also weak.

Excluding the impact of currency, operating profit moved marginally ahead of last year with the benefit from improvements in operational efficiency in North America being substantially offset by the impact of lower volumes in the second quarter and higher raw material costs. European businesses continued to perform well and there was an improved contribution from the operations in South America and India, which are well placed to capitalise on trends in sourcing from low cost territories.

Research and development is core to continuing development of the business and the enlargement of the overall market. The division is therefore currently consolidating its research and development activities into a new £7 million development centre in Radevormwald, Germany which will become operational in 2004 and will focus on the production of higher precision, higher density components at lower cost.

OffHighway markets proved disappointing and, at constant currency, both sales and profits declined by comparison with last year. Mid-way through the period, **OffHighway** saw a sudden fall in demand in its key European market which impacted performance and, although in recent weeks demand appears to have returned to its previous levels, operating profits in the period fell by 44%.

AutoComponents, however, achieved sales and profit growth both through new contracts and the 2002 acquisition of part of Thompson Chassis.

Emitec sales reduced slightly, primarily in the US. Demand in Germany remained solid, and operating profits improved slightly as a consequence of benefit from some restructuring undertaken in 2002.

Aerospace Operating profit £62 million (2002 – £49 million)
The civil aerospace market was further depressed by the short-term impact of SARS on the Asian airlines and still seems unlikely to recover before 2006. However the military market, which accounts for around 80% of sales of GKN's aerospace business, continues to be resilient and is forecast to grow in both the short and medium term.

In total our Aerospace segment increased its sales to £768 million, a 5% increase over the 2002 equivalent. Operating profits increased to £62 million, a 27% increase over last year. The translational effects of currency and the impact of acquisitions were small and, after allowing for these and the £11 million share of restructuring costs charged last year in AgustaWestland, the increase in sales was still 5%, with the increase in operating profit some 2%.

Sales by **Aerospace Services** subsidiaries of £270 million compared with £277 million in the first half of 2002. Eliminating the effect of currency (negative £17 million) and 2002 acquisitions (positive £5 million) there was an underlying increase of 2%. Operating profit of £12 million compares to £13 million in 2002 but after allowing for currency translation and acquisitions was unchanged.

In the US, our military business generally continued to perform steadily, but our civil activity saw a further fall in demand with a consequent impact on profits. In Europe the mainly civil business saw an improved picture as a result of the restructuring completed in 2002.

A number of major contracts were won in the period on, amongst others, the F-35, F-15 and A380 programmes. These brought the total value of GKN content on committed US Department of Defense programmes to $6 billion (£3.6 billion) and on Airbus A380 to $1.3 billion (£0.8 billion).

In July we announced the acquisition, subject to regulatory approval, of Pilkington Aerospace for $67.5 million (£42 million). The company manufactures canopies and windows (technically known as transparencies) for the military and civil aircraft markets. It will be integrated with our existing transparencies operation to create the world's number one supplier of transparencies to the military aircraft market and the world number two supplier to the civil market.

AgustaWestland sales of £446 million were £31 million (7%) above last year. £14 million of the increase was due to currency with the balance principally a result of higher Apache revenues.

Operating profit was £48 million compared with £35 million reported last year, but this latter figure was after charging £11 million in respect of redundancy and reorganisation in the UK operations. The translational impact of currency was £2 million favourable so that underlying performance was broadly unchanged.

However, overall, currency had a negative impact on the results of the business in comparison to last year as most of the 'spot' civil sales made by AgustaWestland are priced in US dollars. The successful restructuring in 2002 was therefore a key factor in AgustaWestland maintaining its high standard of operational performance.

During the period the Japanese Defence Agency announced that it had selected the EH101 for mine counter measures and Antarctic supply requirements. The order is expected to be for 14 aircraft which will be a major breakthrough in a market previously dominated by US manufacturers and for which the total demand for EH101 class helicopters is over 80 aircraft.

Outlook
The outlook for the year remains very much in line with the statements made in the 2002 Annual Report and at the Annual General Meeting in May. Automotive customers' schedules are signalling that production levels in the third quarter will be significantly lower than last year. In general, external forecasts for the fourth quarter continue to be for some volume recovery due to a more favourable overall economic situation, particularly in North America, although we remain cautious.

In Aerospace we see no change in the current position: good military demand in the US and depressed civil markets in North America and Europe until 2006 or beyond.

Against this background we expect our Automotive businesses to broadly maintain their first half performance, allowing for the inherent seasonality in automotive production between the first and second half. Aerospace Services should see continuing benefit from last year's restructuring. AgustaWestland will slow from its strong performance in the first half due to the timing on major programmes, but its result for the year is still expected to be only slightly down on its reported result for 2002. No change is anticipated in pension and interest costs from first half levels.

Overall, after a resilient performance in the first half, we expect short-term market factors to constrain the Group's second half, leaving the year as a whole in line with current market expectations. Looking further ahead, GKN's prospects remain bright and the Group's strategic development continues apace.



Sir David Lees



Kevin Smith
6 August 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE HALF YEAR ENDED 28 JUNE 2003

	Notes	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Sales				
Subsidiaries		**1,695**	1,713	3,305
Share of joint ventures		**547**	509	1,051
Share of associates		**90**	24	96
		2,332	2,246	4,452
Operating profit				
Subsidiaries:				
Before goodwill amortisation and exceptional items		**95**	115	196
Goodwill amortisation		**(15)**	(16)	(42)
Exceptional items	3	**–**	(37)	(37)
Total subsidiaries		**80**	62	117
Share of joint ventures:				
Before goodwill amortisation		**62**	45	116
Goodwill amortisation		**(3)**	(3)	(6)
Total share of joint ventures		**59**	42	110
Share of associates		**3**	1	3
Total operating profit		**142**	105	230
Exceptional items				
Profits less losses on sale or closure of businesses	3	**–**	–	(2)
Profit before interest and taxation		**142**	105	228
Net interest payable:				
Subsidiaries		**(28)**	(24)	(47)
Share of joint ventures and associates		**(1)**	(1)	(1)
Profit on ordinary activities before taxation		**113**	80	180
Taxation	4	**(42)**	(35)	(77)
Profit on ordinary activities after taxation		**71**	45	103
Minority interests – equity		**(1)**	(3)	(3)
Earnings of the period		**70**	42	100
Dividends	5	**(28)**	(27)	(83)
Transfer to reserves		**42**	15	17
Earnings per share – p	5	**9.6**	5.8	13.7
Diluted earnings per share – p		**9.5**	5.7	13.6

Results before goodwill amortisation and exceptional items	Notes	First half 2003	First half 2002	Full year 2002
Operating profit – £m		**160**	161	315
Profit before tax – £m		**131**	136	267
Earnings per share – p	5	**12.0**	12.6	25.2

CONSOLIDATED BALANCE SHEET
AT 28 JUNE 2003

	28 June 2003 £m	29 June 2002 £m	31 December 2002 £m
Fixed assets			
Intangible assets – goodwill	**445**	505	470
Tangible assets	**1,369**	1,402	1,374
	1,814	1,907	1,844
Investments			
Joint ventures:			
Share of gross assets	**1,255**	1,246	1,198
Share of gross liabilities	**(979)**	(1,019)	(972)
	276	227	226
Associates	**39**	38	39
Other investments	**18**	19	17
	333	284	282
Total fixed assets	**2,147**	2,191	2,126
Current assets			
Stocks	**504**	504	488
Debtors	**663**	725	561
Cash at bank and in hand	**188**	164	105
	1,355	1,393	1,154
Creditors: amounts falling due within one year			
Short-term borrowings	**(103)**	(182)	(43)
Creditors	**(787)**	(802)	(772)
Taxation and dividend payable	**(191)**	(212)	(238)
	(1,081)	(1,196)	(1,053)
Net current assets	**274**	197	101
Total assets less current liabilities	**2,421**	2,388	2,227
Creditors: amounts falling due beyond one year			
Term loans and obligations under finance leases	**(1,018)**	(982)	(894)
Provisions for liabilities and charges	**(389)**	(374)	(373)
Net assets	**1,014**	1,032	960
Capital and reserves			
Equity share capital	**366**	365	366
Reserves	**637**	647	584
Equity interest	**1,003**	1,012	950
Minority interests – equity	**11**	20	10
	1,014	1,032	960

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
FOR THE HALF YEAR ENDED 28 JUNE 2003

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Earnings of the period			
Subsidiaries	**28**	14	26
Share of joint ventures	**40**	27	71
Share of associates	**2**	1	3
	70	42	100
Currency variations	**11**	24	(43)
Other reserve movements	**–**	(1)	(4)
Total recognised gains and losses of the period	**81**	65	53
Prior year adjustment	**–**	(66)	(66)
Total gains and losses recognised since last annual report	**81**	(1)	(13)

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' EQUITY
FOR THE HALF YEAR ENDED 28 JUNE 2003

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Total recognised gains and losses of the period	**81**	65	53
Dividends	**(28)**	(27)	(83)
Issue of Ordinary Shares net of costs	**–**	4	12
Formation of AgustaWestland	**–**	–	(2)
Total increase/(decrease)	**53**	42	(20)
Shareholders' equity at beginning of period	**950**	970	970
Shareholders' equity at end of period	**1,003**	1,012	950

MOVEMENT IN NET DEBT
FOR THE HALF YEAR ENDED 28 JUNE 2003

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Cash outflow	**(99)**	(98)	(14)
Subsidiaries acquired and sold	**–**	(11)	(10)
Currency variations	**–**	(13)	66
Net proceeds of Ordinary Share issues	**–**	3	9
Total (increase)/decrease	**(99)**	(119)	51
Net borrowings at beginning of period	**(834)**	(885)	(885)
Net borrowings at end of period	**(933)**	(1,004)	(834)

CONSOLIDATED CASH INFLOW FROM OPERATING ACTIVITIES
FOR THE HALF YEAR ENDED 28 JUNE 2003

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Operating profit	80	62	117
Depreciation and goodwill amortisation	107	107	208
Impairment of fixed assets	–	5	15
(Increase)/decrease in working capital	(85)	(32)	29
Increase in provisions	2	5	8
Increase/(decrease) in customer advances	8	(1)	(4)
Other	1	3	(6)
Exceptional items relating to discontinued operations	–	(6)	(6)
Net cash inflow from operating activities	113	143	361

CONSOLIDATED CASH FLOW STATEMENT
FOR THE HALF YEAR ENDED 28 JUNE 2003

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Net cash inflow from operating activities (see above)	113	143	361
Dividends from joint ventures and associates	3	10	45
Returns on investments and servicing of finance			
Net interest paid	(39)	(18)	(34)
Dividends paid to minority interests	(1)	(1)	(1)
	(40)	(19)	(35)
Taxation	(37)	(15)	(38)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(81)	(100)	(213)
Other	–	(1)	21
	(81)	(101)	(192)
Acquisitions and disposals			
Purchase of subsidiaries and joint ventures	(2)	(66)	(84)
Sale of subsidiaries and joint ventures	1	3	9
	(1)	(63)	(75)
Equity dividends paid	(56)	(53)	(80)
Cash outflow before use of liquid resources and financing	(99)	(98)	(14)

SEGMENTAL ANALYSIS

	Sales			Operating profit		
	First half 2003 £m	First half 2002 £m	Full year 2002 £m	**First half 2003 £m**	First half 2002 £m	Full year 2002 £m
By business						
Automotive:						
Subsidiaries	**1,425**	1,436	2,746	**94**	105	177
Joint ventures	**89**	80	161	**14**	10	23
Associates	**50**	–	43	**1**	–	1
	1,564	1,516	2,950	**109**	115	201
Aerospace:						
Subsidiaries	**270**	277	559	**12**	13	25
Joint ventures	**458**	429	890	**48**	35	93
Associates	**40**	24	53	**2**	1	2
	768	730	1,502	**62**	49	120
	2,332	2,246	4,452	**171**	164	321
UK pension deficit	**–**	–	–	**(11)**	(3)	(6)
Goodwill amortisation	**–**	–	–	**(18)**	(19)	(48)
Exceptional items	**–**	–	–	**–**	(37)	(37)
Total	**2,332**	2,246	4,452	**142**	105	230
By region of origin						
Europe:						
Subsidiaries	**925**	865	1,687	**70**	74	129
Joint ventures	**482**	449	933	**50**	37	99
Associates	**40**	24	53	**2**	1	2
	1,447	1,338	2,673	**122**	112	230
Americas:						
Subsidiaries	**634**	719	1,349	**27**	36	54
Joint ventures	**27**	34	62	**5**	5	10
	661	753	1,411	**32**	41	64
Rest of the World:						
Subsidiaries	**136**	129	269	**9**	8	19
Joint ventures	**38**	26	56	**7**	3	7
Associates	**50**	–	43	**1**	–	1
	224	155	368	**17**	11	27
Total	**2,332**	2,246	4,452	**171**	164	321

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of central costs other than the UK pension deficit, most of which relates to businesses which are no longer part of the Group.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £98 million (first half 2002 – £79 million, full year 2002 – £143 million) and Aerospace £55 million (first half 2002 – £29 million, full year 2002 – £93 million) and by region of origin as follows: Europe £117 million (first half 2002 – £79 million, full year 2002 – £192 million), Americas £20 million (first half 2002 – £19 million, full year 2002 – £19 million) and Rest of the World £16 million (first half 2002 – £10 million, full year 2002 – £25 million).

NOTES

1. Basis of preparation

The results for the half year ended 28 June 2003 have been prepared on an accounting basis consistent with that applied in the accounts for the year ended 31 December 2002. Financial information for the year ended 31 December 2002 has been extracted from the audited consolidated accounts for that year. The 2002 accounts received an unqualified audit report and have been delivered to the Registrar of Companies. The results for the half years ended 28 June 2003 and 29 June 2002 are unaudited.

2. Foreign currencies

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1 = €	£1 = US$
2003 half year average	**1.46**	**1.61**
2002 half year average	1.61	1.45
2002 full year average	1.59	1.50
2003 half year-end	**1.44**	**1.65**
2002 half year-end	1.54	1.52
2002 year-end	1.53	1.61

3. Exceptional items

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
a) Operating exceptional items			
Asset impairments	–	(14)	(14)
Redundancy costs	–	(15)	(15)
Other	–	(8)	(8)
	–	(37)	(37)

Operating exceptional items in 2002 arose from:

i) the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of 2001, as a result of which the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace assets; and

ii) in 2001, the demerger of the Industrial Services businesses, which, together with the formation of the AgustaWestland joint venture at the beginning of the year, resulted in a number of investments not appropriate to the engineering activities of the Group being written off and a reduction in the level of central overheads.

These actions resulted in a charge to operating profit of £106 million in 2001 and a further £37 million in 2002 in respect of actions which had not been announced by 31 December 2001 and could not, therefore, be accrued. The cash outflow from these and earlier actions was £8 million in the first half of 2003 (first half 2002 – £29 million, full year 2002 – £52 million).

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
b) Non-operating exceptional items			
Profits less losses on sale or closure of businesses			
Subsidiaries:			
GKN Driveline sale and closure of businesses	–	–	5
GKN OffHighway Systems closure of business	–	–	(7)
	–	–	(2)

NOTES CONTINUED

4. Taxation

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Tax charge for the period			
Subsidiaries	**23**	21	39
Share of joint ventures	**18**	13	37
Share of associates	**1**	1	1
	42	35	77
Overseas tax on subsidiaries included above	**25**	33	58
The tax charge includes the following credit in respect of exceptional items:			
Operating exceptional items	**–**	(6)	(3)
Non-operating exceptional items	**–**	–	–
	–	(6)	(3)

5. Dividends and earnings per share

The interim dividend of 3.8p per share compares with 3.7p in 2002.

Earnings per share for the first half of 2003 have been calculated on the weighted average number of 732.6 million shares in issue and ranking for dividend (first half 2002 – 727.4 million shares, full year 2002 – 729.2 million shares).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, are calculated on the earnings of the year adjusted as follows:

	Earnings			Earnings per share		
	First half 2003 £m	First half 2002 £m	Full year 2002 £m	First half 2003 p	First half 2002 p	Full year 2002 p
Earnings of the year	**70**	42	100	**9.6**	5.8	13.7
Included in operating profit:						
Goodwill amortisation	**18**	19	48	**2.4**	2.6	6.5
Exceptional items	**–**	37	37	**–**	5.0	5.1
Non-operating exceptional items	**–**	–	2	**–**	–	0.3
Taxation attributable to exceptional items	**–**	(6)	(3)	**–**	(0.8)	(0.4)
Earnings before goodwill amortisation and exceptional items	**88**	92	184	**12.0**	12.6	25.2

6. AgustaWestland

AgustaWestland, a 50:50 joint venture between GKN and Finmeccanica, makes a significant contribution to Group results. The Group's share of AgustaWestland's results and net assets are as follows:

	First half 2003 £m	First half 2002 £m	Full year 2002 £m
Sales	**446**	415	865
Operating profit before goodwill amortisation and restructuring costs	**48**	46	104
Restructuring costs	**–**	(11)	(11)
Goodwill amortisation	**(3)**	(3)	(5)
Operating profit	**45**	32	88
Interest	**(1)**	(2)	(2)
Profit before tax	**44**	30	86
Taxation	**(14)**	(9)	(29)
Profit after tax	**30**	21	57
Fixed assets	**186**	194	186
Current assets	**913**	885	861
	1,099	1,079	1,047
Liabilities due within one year	**(588)**	(601)	(602)
Liabilities due after one year	**(329)**	(343)	(305)
	182	135	140

The restructuring costs of £11 million in 2002 arose from the consolidation of AgustaWestland's UK operations onto its Yeovil site and the closure of the Weston-super-Mare facility.

7. Post-retirement benefits

a) Pensions

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

United Kingdom

In the UK, pension arrangements are made through an externally funded defined benefit scheme which combines three former UK schemes. An independent actuarial valuation is being carried out as at 5 April 2003 using the projected unit method. Although largely complete, the valuation has not been finalised at the date of this report. However, provisional results indicate that the aggregate market value of the assets at the valuation date was £1,296 million and the aggregate funding level on an on-going basis was 69%. On the MFR basis the funding level was estimated to be 90%.

Company cash contributions for the full year are likely to be in the region of £53 million (2002 – £33 million), of which £13 million is in respect of current service and £40 million is in respect of the deficit. £26.5 million has been paid in the six months to June. The total 2003 charge to operating profit under SSAP 24 is likely to be approximately £33 million (2002 – £17 million). For 2004 and subsequent years the charge is likely to rise to approximately £50 million per annum as a consequence of the full year impact of the 2003 valuation. A SSAP 24 prepayment of £82 million is included in debtors at 28 June 2003 (31 December 2002 – £72 million).

Overseas companies

In certain overseas companies funds are retained within the business to provide for retirement obligations. The six months' charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £16 million (first half 2002 – £15 million, full year 2002 – £31 million).

b) Post-retirement healthcare

The Group operates a number of plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in provisions for liabilities and charges.

NOTES CONTINUED

7. Post-retirement benefits continued

c) FRS 17

Certain key information on an FRS 17 basis is set out below:

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 28 June 2003. The major assumptions used were:

	28 June 2003			31 December 2002		
	UK %	USA %	Europe %	UK %	USA %	Europe %
Rate of increase in salaries	**4.1**	**3.5**	**3.0**	3.9	3.5	3.0
Rate of increase in pensions in payment	**2.7**	**2.5**	**1.5**	2.4	2.5	2.0
Discount rate	**5.25**	**6.0**	**5.25**	5.5	6.5	5.5
Inflation assumption	**2.6**	**2.4**	**1.5**	2.4	2.4	2.0
Rate of increases in medical costs: initial/long-term	**8.0/4.1**	**8.5/5.0**	**n/a**	8.0/3.9	8.5/5.0	n/a

The fair value of the assets in the UK and USA schemes at 28 June 2003 and 31 December 2002 together with expected rates of return at 31 December 2002 were as set out below. Within the European schemes assets, which comprise annuities, are not material at £11 million.

	UK			USA		
		31 December 2002			31 December 2002	
	28 June 2003 Value £m	Long-term rate of return %	Value £m	28 June 2003 Value £m	Long-term rate of return %	Value £m
Equities	**830**	7.5	794	**74**	8.5	67
Bonds	**416**	4.6	414	**30**	5.0	32
Property	**66**	7.0	59	**–**	–	–
Cash	**33**	4.0	37	**4**	3.5	4
Other assets	**41**	5.4	33	**–**	–	–
	1,386		1,337	**108**		103

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions is:

	28 June 2003				31 December 2002
	UK £m	USA £m	Europe £m	Total £m	£m
Total market value of assets	**1,386**	**108**	**11**	**1,505**	1,447
Present value of post-retirement liabilities	**(2,008)**	**(255)**	**(231)**	**(2,494)**	(2,333)
Gross deficit	**(622)**	**(147)**	**(220)**	**(989)**	(886)
Related deferred tax credit	**136**	**48**	**26**	**210**	202
Net post-retirement liability	**(486)**	**(99)**	**(194)**	**(779)**	(684)
Post-retirement liability already included in balance sheet	**12**	**59**	**168**	**239**	229
SSAP 24 prepayment	**(82)**	**–**	**–**	**(82)**	(72)
Reduction in shareholders' equity	**(556)**	**(40)**	**(26)**	**(622)**	(527)

Under FRS 17 the charge to the profit and loss account for the first half of the year would be £36 million, a similar level to the charge under SSAP 24.

INDEPENDENT REVIEW REPORT TO GKN PLC

We have been instructed by the Company to review the financial information on pages 6 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 28 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Birmingham
6 August 2003

SHAREHOLDER INFORMATION

2003 interim dividend
The interim dividend of 3.8p per Ordinary Share (2002 – 3.7p) is payable on 30 September 2003 to Ordinary Shareholders on the register on 15 August 2003.

Key dates

Ordinary Shares quoted ex-dividend	13 August 2003
2003 interim dividend record date	15 August 2003
Final date for receipt of DRIP mandate forms (see below)	16 September 2003
2003 interim dividend payment date	30 September 2003
DRIP share certificates, share purchase statements and tax vouchers despatched	10 October 2003
CREST participant accounts credited with DRIP shares	13 October 2003

Dividend reinvestment plan
Under the dividend reinvestment plan (DRIP), shareholders can mandate to reinvest cash dividends paid on their Ordinary Shares in further GKN plc Ordinary Shares. Shareholders who would like to receive details of the DRIP should contact the Share Dividend Team at Lloyds TSB Registrars (see inside back cover) or visit the Shareview website (www.shareview.co.uk). New DRIP mandates and any withdrawals of existing mandates must be received by Lloyds TSB Registrars by 16 September 2003 to be valid for the 2003 interim dividend.

GKN website and share price information
Business and financial information on GKN, including this interim report, annual reports, results announcements and presentations together with share price information updated every 20 minutes, is available on GKN's website at www.gknplc.com. The latest GKN share price is also available on the Financial Times Cityline Service: telephone 0906 843 2696 (BT) or 0906 003 2696 (Vodafone). Calls are charged at 60p per minute.

Shareholding enquiries
Queries on shareholdings should be addressed to GKN's Registrar, Lloyds TSB Registrars (see inside back cover). Shareholders can view information on their shareholdings and recent dividends and find practical help (including downloadable documents) on transferring shares, receiving shareholder documents electronically and updating their personal details by visiting the Lloyds TSB Registrars website at www.shareview.co.uk.

SHAREHOLDER INFORMATION CONTINUED

Electronic communications
Shareholders can elect to receive certain shareholder documents (including annual and interim reports and notices of shareholder meetings) electronically via the GKN plc website rather than by post. If shareholders elect for the electronic option, they will receive a notification by e-mail each time a document is published advising them that it is available for viewing on GKN's website. The e-mail will contain a link to the relevant page on the website, providing shareholders with easy access to the document which can then be read or printed. By electing for this electronic option, shareholders will receive documents more speedily, avoid the possibilities of delays in the postal system, save postage costs and help conserve natural resources. Please visit the GKN or Lloyds TSB Registrars websites (see inside back cover) for further information and to register. When registering for this service, shareholders will need to provide their 8-digit shareholder reference number which can be found on GKN plc share certificates.

Taxation
Market values of GKN plc Ordinary Shares, 'B' Shares (issued and redeemed under the return of capital in 2000) and Brambles Industries plc Ordinary Shares (issued in connection with the demerger of GKN's Industrial Services businesses in 2001) for Capital Gains Tax (CGT) purposes are as follows:

First day of trading market values[(a)]

	GKN Ordinary Shares	'B' Shares	Brambles Ordinary Shares
30 May 2000[(b)]	914.5p (98.736774%)	11.7p (1.263226%)	–
7 August 2001[(c)]	282.5p (43.943224%)	–	360.375p (56.056776%)

1965/1982 market values

	GKN Ordinary Shares unadjusted for 'B' Shares or demerger[(d)]	GKN Ordinary Shares adjusted for 'B' Shares but not demerger[(e)]	GKN Ordinary Shares adjusted for 'B' Shares and demerger[(e)]	'B' Shares[(e)]	Brambles Ordinary Shares[(e)]
6 April 1965	116.175p	114.707p	50.406p	1.468p	64.301p
31 March 1982	104.870p	103.545p	45.501p	1.325p	58.044p

GKN single company ISA
Lloyds TSB Registrars operate a Single Company Individual Savings Account (ISA) in which GKN plc Ordinary Shares can be held in a tax efficient manner. Full details and an application form can be obtained by calling the Lloyds TSB Registrars ISA Helpline on 0870 24 24 244 or by visiting the Shareview website (see inside back cover). Investors should note that the value of any tax benefit will vary according to individual circumstances and the tax rules relating to ISAs may change in the future. If you are in any doubt you should seek professional advice.

GKN American Depositary Receipts
GKN has a sponsored Level 1 American Depositary Receipt (ADR) programme for which The Bank of New York acts as Depositary. Each ADR represents one GKN plc Ordinary Share. The ADRs trade in the US over-the-counter (OTC) market under the symbol GKNLY. When dividends are paid to shareholders, the Depositary converts such dividends into US dollars, net of fees and expenses, and distributes the net amount to ADR holders. For enquiries, The Bank of New York can be contacted by telephone on +1 610 312 5315 or +1-888-BNY-ADRS (toll-free for US residents only), via their website at www.adrbny.com or by e-mail enquiry to shareowners@bankofny.com.

Postal share dealing service
A postal service for buying and selling GKN plc Ordinary Shares is provided by Cazenove & Co. Ltd. Dealing forms and terms and conditions are available from GKN's Corporate Centre (see inside back cover).

Unsolicited mail
GKN is obliged by law to make its share register publicly available and as a consequence some shareholders may have received unsolicited mail. If you wish to limit the amount of such mail you should contact the Mailing Preference Service whose address is DMA House, 70 Margaret Street, London W1W 8SS. Alternatively they may be contacted by telephone on 020 7291 3310, via their website at www.mpsonline.org.uk or by e-mail addressed to mps@dma.org.uk.

(a) The stated market values are used to allocate the base cost of GKN Ordinary Shares, on the basis of the relative percentages specified, between GKN Ordinary Shares and 'B' Shares and between GKN Ordinary Shares and Brambles Ordinary Shares in calculating any CGT liability under the 'B' Share return of capital and the Industrial Services businesses demerger arrangements. Worked examples and guides to the general tax position of United Kingdom shareholders under these arrangements are given in the circulars dated 20 April 2000 and 22 June 2001 respectively, copies of which are available on request from GKN's Corporate Centre (see inside back cover).

(b) Being the first day of trading of the 'B' Shares.

(c) Being the first day of trading of the Brambles Ordinary Shares.

(d) Adjusted for subsequent rights and capitalisation issues (prior to the issue of 'B' Shares on 30 May 2000) and the two for one GKN Ordinary Share split in May 1998.

(e) If the GKN Ordinary Shares in respect of which the 'B' Shares/Brambles Ordinary Shares were issued were held by you on 6 April 1965 or 31 March 1982, you will be deemed to have also held the 'B' Shares/ Brambles Ordinary Shares on such date. In such cases, the 1965/1982 market values (adjusted as described in note (d)) are apportioned between GKN Ordinary Shares and 'B' Shares and, if you also received Brambles Ordinary Shares, between GKN Ordinary Shares and Brambles Ordinary Shares using the relative percentages specified above in respect of the first day of trading market values. The apportioned market values are shown in the table.

CONTACT DETAILS

Corporate Centre
PO Box 55
Ipsley House
Ipsley Church Lane
Redditch
Worcestershire B98 0TL
Tel +44 (0)1527 517715
Fax +44 (0)1527 517700

London Office
7 Cleveland Row
London SW1A 1DB
Tel +44 (0)20 7930 2424
Fax +44 (0)20 7930 3255
e-mail: information@gknplc.com
Website: www.gknplc.com
Registered in England No. 4191106

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel 0870 600 3962
(+44 121 415 7047 from outside UK)
Fax 0870 600 3980
(+44 1903 854031 from outside UK)
Websites: www.lloydstsb-registrars.co.uk
www.shareview.co.uk

The interim results were published on 7 August 2003. This interim report was posted to shareholders on 12 August 2003 and is also available on the GKN website.

Designed and produced by **CGI BrandSense.**

Printed by Wace on Galerie Art Silk which is an elemental chlorine-free paper derived from fully sustainable forest sources and holds the Nordic Swan environmental label.

GKN
www.gknplc.com